AMCI Acquisition Corp.
1501 Ligonier Street, Suite 370
Latrobe, PA 15650

VIA EDGAR

January 14, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Sherry Haywood, Esq., Staff Attorney

Re:	AMCI Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 31, 2020
File No. 333-250946

Dear Ms. Haywood:

AMCI Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 12, 2021, regarding Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on December 31, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed a pre-effective amendment to the Registration Statement to reflect the changes discussed below.

Form S-4/A filed December 31, 2020

What interests do AMCI’s current officers and directors have in the Business Combination?, page 10

1.	We note your response to comment 3 of our prior letter, and reissue our comment. Please revise to include the aggregate value of the Founder Shares and Sponsor’s warrants.

Response: As requested by the Staff, we have revised the Registration Statement to include the requested information.

Background of the Business Combination, page 80

2.	Please update to reflect the amendment to the merger agreement entered into on December 31, 2020.

Response: As requested by the Staff, we have revised the Registration Statement to include the requested information.

Tax consequences of the merger to the holders of Advent stock, page 91

3.
Your disclosure indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code. Please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Please update your exhibit index to include your tax opinion.

Response: As requested by the Staff, we have revised the Registration Statement to include the requested information and exhibit.

Division of Corporation Finance
January 14, 2021

Legal Proceedings, page 105

4.
For your disclosed legal proceeding, please provide the information required by Item 103 of Regulation S-K, such as the name of the court in which the proceeding is pending, the date instituted, the principal parties thereto, and the amount of relief sought.

Response: We have revised the Registration Statement to include the requested information.

Exclusive forum for certain lawsuits, page 140

5.	We note your response to comment 7 in our prior letter. Please ensure that your disclosure accurately reflects the scope of Article VIII of your amended and restated certificate of incorporation.

Response: We have revised the Registration Statement to reflect the scope of Article VIII of the Amended Charter as set forth in Annex B.

Executive Compensation of Advent, page 159

6.	Please update to include compensation for fiscal year ended December 31, 2020.

Response: We have revised the disclosure in the Registration Statement to include the requested information.

AMCI Acquisition Corp Unaudited Financial Statements

Note 9-Subsequent Events, page F-33

7.
We note your disclosure that on December 17, 2020, a purported shareholder class action complaint was filed against the company, alleging that the proposed Business Combination with Avent is both procedurally and substantively unfair. The complaint does not provide detail as to how the proposed Business Combination is unfair, either procedurally or substantively, and the company believes it has no merit. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your disclosure in future amendments to provide all information pursuant to ASC 450.

Response: We have made no accrual for a loss contingency because the conditions for a loss contingency have not been met, and we do not believe there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Division of Corporation Finance
January 14, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ William Hunter
William Hunter, President and Chief Executive Officer
AMCI Acquisition Corp.

cc:  Jeffrey Rubin, Esq.